

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2010

Xiaohong Feng
Chief Executive Officer
China Housing & Land Development, Inc.
6 Youyi Dong Lu, Han Yuan 4 Lou
Xi'An, Shaanxi Province
China 710054

> **Re: China Housing & Land Development, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 14, 2010**
> **File No. 333-169933**

Dear Mr. Feng:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have included in the body of your prospectus detailed disclosure regarding your business and industry not otherwise required to be disclosed in the prospectus for an offering conducted under Rule 415(a)(1)(i). Without additional information, it is not apparent to us why you have chosen to provide selected information about your business in this prospectus rather than incorporate such information by reference to your Exchange Act reports as permitted by Item 12 of Form S-3. Please advise.

Prospectus Cover Page

2. Based on your disclosure in your Selling Stockholders section, it appears that you are registering for resale shares underlying convertible notes. If true, please disclose on your prospectus page that the common stock being offered by the selling stockholders underlie convertible notes and indicate when such convertible notes were issued.

Selling Stockholders, page 60

3. We note that the "selling stockholders acquired their securities through a private placement offering which closed on January 28, 2008 and was amended on June 11, 2010." Please describe the material terms of the original private placement in January 2008, as well as how and in what regard such private placement was amended in June 2010 after it had already closed.

4. Please disclose whether any selling stockholder is a broker-dealer or an affiliate of a broker dealer. If any selling stockholder is a broker-dealer, please state that it is an underwriter with respect to the shares offered for resale.

5. If the selling stockholder is an affiliate of a registered broker-dealer, please revise to disclose the following:

    •   that the selling stockholder purchased in the ordinary course of business; and

    •   that, at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

    If any selling stockholder is unable to make these representations, please state that it is an underwriter.

6. Please identify the natural persons who have sole or shared voting and/or investment control over the common stock beneficially owned by each selling stockholder. See Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

Item 17. Undertakings, page 72

7. Please delete as inapplicable the undertaking set forth in paragraph (d) on page 74.

Signatures, page 75

8. Please indicate who has signed your registration statement in the capacity of controller or principal accounting officer. See Instruction 1 to Signatures on Form S-3.

Exhibit 5.1

9. Please have counsel revise its opinion to reflect, or supplementally confirm to us in correspondence uploaded on EDGAR, that it concurs with our understanding that its reference to the General Corporation Law of the State of Nevada includes all reported judicial decisions interpreting such laws.

10. Please have counsel remove the penultimate paragraph of its opinion.   Please note that the legality opinion has been filed as an exhibit to a publicly filed document that contains an express consent regarding its use. You may not limit the category of persons that are entitled to rely on the opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or me at (202) 551-3397 with any other questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Jiannan Zhang, Esq.
       Cadwalader, Wickersham & Taft LLP